                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                                Amendment No. 3
                                ---------------


                               ALFA LEISURE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                JOHNNIE R. CREAN
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    015394109
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           Karen Nicolai Winnett, Esq.
                        Oppenheimer Wolff & Donnelly LLP
     500 Newport Center Drive, Suite 700, Newport Beach, California 92660;
                                  949/719-6000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

    This statement is filed in connection with (check the appropriate box):

a.   [ ]   The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)
           [Section 240.13e-3(c)] under the Securities Exchange Act of 1934.
b.   [ ]   The filing of a registration statement under the Securities Act of 1933.
c.   [X]   A tender offer.
d.   [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE

                  Transaction                     Amount of filing fee
             valuation * $357,132                       $105.35

* Transaction valuation calculated by multiplying the number of shares proposed to be acquired (714,264 shares) times the amount of cash to be paid for the shares ($.50 per share).

           [X] Check box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $105.35

Form or Registration Number:  Schedule 14D-1

Filing Party:  Johnnie R. Crean

Date Filed:  April 30, 1998

                              Cross Reference Sheet

The rule 13e-3 transaction covered by this filing involves a tender offer subject to Regulation 14D. Certain information contained in the Schedule 14D-1 has been incorporated by reference in answer to certain Items of this Schedule 13E-3.


Schedule 13E-3 Item

Item 2.      Identity and Background

Item 3.      Past Contacts, Transactions or Negotiations


Item 5.      Plans or Proposals of the User or Affiliate

Item 10.     Interest in Securities of the Issuer


Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities



Location in Schedule 14D-1

Item 2.      Identity and Background

Item 3.(a)   Past Contacts, Transactions or Negotiations with the Subject
             Company

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder

Item 6.      Interest in Securities of the Subject Company

Item 7. Contracts, Arrangements or Understandings or Relationships with Respect to the Subject Company's Securities

Item 1.  Issuer and Class of Security Subject to the Transaction.

         (a) Alfa Leisure, Inc. ("Company")
             13501 5th Street
             Chino, California 91710.

         (b) The class of equity securities which is the subject of the Rule 13e-3 transaction is common stock, no par value ("Common Stock"). On April 28, 1998, the total number of outstanding shares of Common Stock was 3,039,872 and the number of holders of record was approximately 400.

         (c) The Common Stock is traded in the over-the-counter market, however, there is currently no established public trading market for the shares and the Common Stock has not been quoted in the National Quotation Bureau's "pink sheets" during the past eight fiscal quarters.

         (d) The Company has never declared or paid any dividends on its Common Stock. Management does not expect that the Company will declare or pay any dividends in the foreseeable future.

         (e) Not applicable.

         (f) No purchases of common stock of the Company have been made by the Company or its affiliates since the commencement of the Company's second full fiscal year preceding the date of this Schedule.


Item 2.  Identity and Background.

         Incorporated by reference to Item 2 (Identity and Background) of
Schedule 14D-1 dated May 20, 1998.


Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

         (a) Incorporated by reference to Item 3(a) (Past Contacts, Transactions or Negotiations with the Subject Company) of Schedule 14D-1 dated May 20,
1998.

         (b) Incorporated by reference to Item 3(b) (Past Contacts, Transactions or Negotiations with the Subject Company) of Schedule 14D-1 dated May 20,
1998.


Item 4.  Terms of the Transaction.

         (a) The purchaser is offering to purchase up to 714,264 shares of common stock of the Company at $.50 per share, net to the Seller in cash, upon the terms and conditions set forth in the Offer to Purchase and related Letter of Transmittal attached to this Schedule as exhibits.

         (b) There is no term or arrangement concerning the Rule 13e-3 transaction relating to any shareholder of the Company which is not identical to that relating to the other holders of the common stock of the Company.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

         Incorporated by reference to Item 5 (Purpose of the Tender Offer and Plans or Proposals of the Bidder) of Schedule 14D-1 dated May 20, 1998.


Item 6.  Source and Amounts of Funds or Other Consideration.

         (a) Incorporated by reference to Item 4(a) (Source and Amount of Funds or Other Consideration) of Schedule 14D-1 dated May 20, 1998.

         (b) Expenses estimated to be incurred in connection with the Rule 13e-3 transaction are itemized as follows:


          Filing fees              $   105

          Legal fees                 5,000

          Appraisal fees             5,000

          Printing and mailing       5,000

          Depositary fees            5,000

          Miscellaneous                395
                                   -------

                                   $20,500


All expenses will be paid by the Purchaser. The Company will not be responsible for paying any of such expenses.

         (c) Incorporated by reference to Item 4(b) (Source and Amount of Funds or Other Consideration) of Schedule 14D-1 dated May 20, 1998.

         (d) Not applicable.


Item 7.  Purposes, Alternatives, Reasons and Effects.

         (a) The principal purpose of the Rule 13e-3 transaction is enable the Purchaser to obtain a greater percentage of the ownership of the Company.

         (b) Not applicable.

         (c) The Rule 13e-3 transaction was structured as a tender offer to give each shareholder an independent opportunity to sell his or her shares for cash or to continue as a minority shareholder of the Company. The Rule 13e-3 transaction is being undertaken at this time because of a lack of trading in the Company's Common Stock and because the Company's financial performance during the past few years makes the purchase of shares an attractive opportunity for the Purchaser.

         (d) The transaction is not expected to have any affect on the Company. The transaction has no federal income tax consequences to the Company. The Purchaser intends to continue the operations of the Company without significant change. The tender offer is not expected to result in any change in the present Board of Directors or management of the Company, as Purchaser is currently the Company's principal shareholder and controls approximately 78.2% of the outstanding shares of Common Stock.

         If all Shares being sought are tendered, the Purchaser will become the sole shareholder of the Company. The Purchaser will have basis in the shares purchased equal to the purchase price of the shares. Purchaser believes that he will be benefitted by the tender offer because he will have the opportunity to increase his percentage ownership in the Company. Purchaser believes that the value of the Company will increase over time and that he will benefit by owning a greater percentage of the Company in the event of a future sale of the Company.

         There has not been a trading market for the Company's Common Stock for many years and it is not anticipated that a trading market will develop. The transaction will have little effect on the liquidity of shares of an unaffiliated security holder since there has no published bid for the Company's Common Stock since 1987.

         The effect of the transaction on an unaffiliated security holder will be to force him or her to make a choice between selling his or her shares now or continuing to hold his or her shares as a minority shareholder in a company with no trading market for its shares. A security holder who tenders his or her shares will have the benefit of being able to liquidate his or her investment in the Company but will lose the opportunity to share in any future growth in the Company.

         The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. In general, for federal income tax purposes, a shareholder should recognize gain or loss equal to the difference between such shareholder's adjusted tax basis in the Shares sold and the amount of cash received in exchange therefore. Such a gain or loss generally will be capital gain or loss if such shareholder's Shares were held as a capital asset and will be long term capital gain or loss if, on the date of sale, the Shares were held for more than eighteen (18) months.

         The foregoing discussion may not apply to Shares acquired by a shareholder pursuant to an employee stock plan or otherwise as compensation or to shareholders who are not citizens or residents of the United States.

         THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, EACH SHAREHOLDER IS STRONGLY URGED TO CONSULT HIS/HER TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO HIM/HER OF THE OFFER, INCLUDING THE EFFECTS OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Item 8.  Fairness of the Transaction.

         (a) The Purchaser believes that the Rule 13e-3 transaction is fair to unaffiliated security holders.

         (b) In considering whether the Rule 13e-3 transaction is fair to unaffiliated security holders, the Purchaser considered the lack of trading market for the securities, historical market prices, and the report of William
R. Black who was engaged by the Purchaser to provide the Purchaser with an opinion with respect to the fairness of the proposed offer price in the transaction. In addition, on April 24 and 27, 1998, the Purchaser purchased 12,000 and 23,000 shares, respectively, from two stockholders not affiliated with Purchaser or the Company who requested that the Purchaser buy their shares. The Purchaser paid a price of $.50 per share for these shares. This factor supports the fairness of the purchase price.

         The Company's net book value exceeds the price being offered by the Purchaser. The Company's book value at January 31, 1998 was $2,061,732 or $.68 per share. This factor detracts from the fairness of the purchase price.

         There is no trading market for the Company's shares. There has been no published bid for the Company's shares since 1987. During 1986 to 1987 historical market prices ranged from $.0625 to $.125. At that time, the Company's operations were profitable. Annual sales reached $18,503,398 for fiscal year 1988. For fiscal year 1997, the Company's sales were $28,590,285 and the Company reported net income of $329,544 or $.11 per share. For the first nine months of fiscal year 1998, the Company's sales were $24,882,486 and the Company reported net income of $430,187 or $.14 per share. It is believed that these factors support the fairness of the purchase price.

         The Purchaser has not made any determination as to the liquidation value or going concern value of the Company. The Purchaser believes that both the liquidation value and the going concern value of the Company would be greater than the purchase price being offered for the shares. This factor detracts from the fairness of the purchase price.

         Each individual security holder will make the decision whether or not to tender shares. No security holder is being forced to sell his or her shares. This factor supports the fairness of the purchase price.

         The Purchaser believes that the purchase price is fair in that it provides shareholders who wish to do so with the opportunity to liquidate their investment in the Company at this time. It is unknown when, if ever, shareholders will otherwise have the opportunity to liquidate their investment in the Company.

         (c) The structure of the transaction does not require the approval of a majority of the unaffiliated security holders. Each individual security holder will make the decision whether or not to tender shares. There are approximately 400 shareholders of record.

         (d) No unaffiliated representative has been retained by the directors who are not employees of the Company to act on behalf of the unaffiliated security holders for purposes of negotiating the terms of the tender offer or preparing a report concerning the fairness of the transaction.

         (e) No approval of the directors who are not employees of the Company was sought with respect to the transaction.

         (f) During the preceding eighteen (18) months, no firm offers of which the Company or the Purchaser is aware have been made by any unaffiliated person for (i) the merger or consolidation of the Company into or with such person or of such person into or with the Company, (ii) the sale or transfer of all or any substantial part of the assets of the Company or (iii) securities of the Company which would enable the holder thereof to exercise control of the Company.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

         (a) The Purchaser has received an opinion from an outside party relating to the fairness of the consideration to be offered to security holders of the class of securities which is the subject of the Rule 13e-3 transaction.

         (b)(1) The Purchaser retained William R. Black to provide an opinion with respect to the fairness of the tender offer price from a financial point of view to the unaffiliated shareholders. Mr. Black provides business valuation, economic analysis, business forecasting and expert testimony services.

         (b)(2) Mr. Black was a partner in Analytical Services which had previously rendered fairness opinions for the Purchaser. Mr. Black was selected based on his familiarity with the Company, his experience and the cost to obtain a fairness opinion.

         (b)(3) No material relationship exists or is contemplated between (i) Mr. Black and (ii) the Company or the Purchaser. The Purchaser has paid Mr. Black a fee of $5,000 for his services in valuing the Company and providing his fairness opinion.

         (b)(4) Purchaser determined the tender offer price of $.50 per share. Mr. Black concluded that this price was in excess of the minimum price which Mr. Black would have recommended.

         (b)(5) In arriving at his opinion, Mr. Black considered the nature of the business and the history of the enterprise, the economic outlook in general, the outlook for the recreational vehicle industry in particular, the Company's earnings and cash flow for the last five years, the outlook for future earnings, the earnings capacity and dividend paying capacity of the Company, the book value of the stock, the financial condition of the business, whether the enterprise has goodwill or other intangible value, sales of the stock and the size of the blocks being valued, and prices at which other publicly traded companies in related lines of business are selling both on a minority and a control basis. In connection with rendering his opinion, Mr. Black reviewed and analyzed the Company's audited financial statements for the periods ended April 30, 1992 through April 30, 1997; interim financial statements for the nine months ended January 31, 1998; Securities and Exchange Commission Forms 10-K filed by the Company for the fiscal years ended April 30, 1992 through 1997; Securities and Exchange Commission Form 10-Q filed by the Company for the nine months ended January 31, 1998; Articles of Incorporation and Bylaws; Riverside County property tax assessment records and County Recorder's records. Mr. Black also analyzed financial statements and other material regarding Holiday RV Superstores and ABI Leisure Group as comparative public companies, acquisition data for the recreational vehicle industry, required rates of return on common stocks in general, material discussing the economic outlook of the recreational vehicle industry and other material he deemed appropriate. Mr. Black had previously toured the Company's facility and interviewed the Company's management. There was no direction given to or limitation imposed by the Company, the Purchaser or any affiliate on the scope of Mr. Black's investigation.

         The first step in the valuation was to analyze the historical financial information of the Company and make appropriate adjustments to determine its historical earnings and cash flow. A consideration of the Company's current financial condition and results from its operations was reviewed in conjunction with the information available regarding the recreational vehicle industry in order to determine the Company's sustainable earnings capacity.

         The next step was to analyze comparable publicly traded companies and comparable financial and acquisition ratios for the recreational vehicle industry in order to determine required return rates and representative price earnings ratios for private and public companies in the industry.

         A comparative financial ratio analysis was conducted next to contrast and compare the Company to the public and private comparables previously analyzed to determine its relative riskiness and the position relative to the industry of the Company's financial ratios, financial condition and results from operations.

         Having determined the Company's financial condition and sustainable operating results and cash flows, the industry comparable ratios relating to income, sales, equity and assets were applied to the Company in order to determine a range of potential values based on the comparative analysis. A discounted cash flow analysis was also conducted using a Company-specific required rate of return calculated from current risk free rates, adjustments representing the market's required additional return for equity investments, and industry and Company specific measurements of risk and volatility.

         The final step was to determine a specific valuation based on a consideration of the specific information relating to the Company. This valuation was compared to the proposed tender offer price to determine the fairness from a financial point of view of the tender offer price per share.

         Based on his analysis, Mr. Black rendered his opinion that the proposed cash offer for the outstanding common stock of Alfa Leisure, Inc. not held by Purchaser, at a price of fifty cents ($.50) per share is fair from a financial point of view to the shareholders of the Company.

         (c) A copy of the opinion of Mr. Black is included in the Offer to Purchase which will be provided to each shareholder of the Company.


Item 10.  Interest in Securities of the Issuer.

         Incorporated by reference to Item 6 (Interest in Securities of the Subject Company) of Schedule 14D-1 dated May 20, 1998.


Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

         Incorporated by reference to Item 7 (Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities) of Schedule 14D-1 dated May 20, 1998.


Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

         (a) No executive officer, director or affiliate of the Company or any person enumerated in instruction C of this statement will tender or sell securities of the Company owned or held by such person.




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
         (b) None of the persons named in paragraph (a) of this item has made a recommendation in support of or opposed to the Rule 13e-3 transaction.


Item 13.  Other Provisions of the Transaction.

         (a) No appraisal rights are provided under applicable state law or under the Company's articles of incorporation in connection with the tender offer. The Purchaser is not voluntarily offering appraisal rights to security holders in connection with the Rule 13e-3 transaction.

         (b) Unaffiliated security holders may obtain access to the corporate files of the Company or the Purchaser (at the expense of the Purchaser) by contacting the Purchaser.

         (c) Not applicable.


Item 14.  Financial Information.

         (a) (1) Audited financial statements of the Company as of April 30, 1997 and 1996 and for the fiscal years ended April 30, 1997, 1996 and 1995 required to be filed with the Company's most recent annual report on Form 10-K were attached to the Schedule 13E-3 filed April 30, 1998 as Exhibit 14(a)(1).

               (2) Unaudited balance sheets and comparative year-to-date income statements and statements of cash flows required to be included in the Company's most recent quarterly report on Form 10-Q were attached to the Schedule 13E-3 filed April 30, 1998 as Exhibit 14(a)(2).

               (3) Not applicable.

               (4) The Company's book value per share as of April 30, 1997 and January 31, 1998 was $.55 and $.68, respectively.

         (b) Not applicable.


Item 15.  Persons and Assets Employed, Retained or Utilized.

         (a) It is anticipated that the Purchaser may utilize the Company's facilities and administrative personnel to mail written materials and to respond to Shareholder inquiries. The Purchaser intends to reimburse the Company for the cost of any facilities or personnel utilized by the Purchaser.

         (b) The Purchaser may retain agents who may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward the tender offer materials to beneficial owners. If retained, these agents will be compensated for services relating to the tender offer on an hourly basis and will be reimbursed for certain out-of-pocket expenses.

         The Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the tender offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

Item 16.  Additional Information.

         Not applicable.


Item 17.  Material to be Filed as Exhibits.

         (a) Form Promissory Note incorporated by reference to Item 11(b) (Material to be Filed as Exhibits) of Schedule 14D-1 dated April 30, 1998.

         (b) Fairness opinion rendered by William R. Black is incorporated by reference to Exhibit 17(b) of Schedule 13E-3 dated April 30, 1998.

         (c) Loan Agreement, Promissory Note, Security Agreement, UCC-1, Assignment of Sublease, Certificate of Borrower, Guaranty, Pledge Agreement, Escrow Letter, Lease Assignment and Stock Assignment Separate From Certificate are incorporated by reference to Schedule 14D-1, Item 11(c) filed by Purchaser on May 12, 1994.


         (d) Offer to Purchase, Letter of Transmittal and Letter to Shareholders from Purchaser are incorporated by reference to Schedule 14D-1, Item 11(a) dated July 15, 1998.


         (e) Not applicable.

         (f) None.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 15, 1998


                                                /s/ Johnnie R. Crean
                                                ------------------------------
                                                    JOHNNIE R. CREAN

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT
NUMBER              DESCRIPTION
-------             -----------

14(a)(1) Audited financial statements of the Company for the fiscal years ended April 30, 1997 and 1996 required to be filed with the Company's most recent annual report.

14(a)(2) Unaudited balance sheets and comparative year-to-date income statements and statements of cash flows required to be included in the Company's most recent quarterly report.

17(a) Form Promissory Note incorporated by reference to Item 11(b) (Material to be Filed as Exhibits) of Schedule 14D-1 dated April 30, 1998.

17(b)               Fairness opinion rendered by William R. Black.

17(c) Loan Agreement, Promissory Note, Security Agreement, UCC-1, Assignment of Sublease, Certificate of Borrower, Guaranty, Pledge Agreement, Escrow Letter, Lease Assignment and Stock Assignment Separate From Certificate are incorporated by reference to Schedule 14D-1, Item 11(c) filed by Purchaser on May 12, 1994.


17(d) Offer to Purchase, Letter of Transmittal and Letter to Shareholders from Purchaser are incorporated by reference to
                    Schedule 14D-1, Item 11(a) dated July 15, 1998.